UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Global Education & Technology Group Limited

(Name of Issuer)

Ordinary Shares**

American Depositary Shares

(Title of Class of Securities)

37951A108***

(CUSIP Number)

Philip Hoffman

c/o Pearson Inc.

1330 Avenue of the Americas, 7th Floor

New York, NY 10019

212-641-2421

With Copies to:

Charlie E. Engros, Jr.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

                                                         (212) 309-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      November 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 4 Ordinary Shares.

***	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951A108

1.	Names of Reporting Persons. Pearson plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 72,949,166 ordinary shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 72,949,166 ordinary shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,949,166 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person CO

CUSIP No. 37951A108

1.	Names of Reporting Persons. Pearson Education Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 72,949,166 ordinary shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 72,949,166 ordinary shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,949,166 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person CO

CUSIP No. 37951A108

1.	Names of Reporting Persons. Longman Group (Overseas Holdings) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 72,949,166 ordinary shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 72,949,166 ordinary shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,949,166 ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 69.6%
14.	Type of Reporting Person CO

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, nominal or par value $0.0001 per share, (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares, each representing four Ordinary Shares (the “ADSs”) of Global Education & Technology Group Limited, a Cayman Islands exempted company (the “Company” or the “Issuer”). The principal executive offices of the Company are 9F Tower D, Beijing New Logo, A18 Zhongguancun South Street, Haidian District, Beijing 100081, People’s Republic of China.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (which is attached as Exhibit 1 and incorporated by reference herein) among:

i.	Pearson plc, a company organized under the laws of England and Wales (“Pearson”),

ii.	Pearson Education Holdings Limited, a company organized under the laws of England and Wales (“Pearson Holdings”), and

iii.	Longman Group (Overseas Holdings) Limited (“Longman”).

Pearson, Pearson Holdings, and Longman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Pearson is an international media company which controls Pearson Holdings. Pearson Holdings is a holding company that controls Longman. Longman is a holding company that owns 100% of Genius Merger Sub, a Cayman Islands exempted company formed for the purpose of facilitating the transactions contemplated by the Merger Agreement, as defined below.

(b) The principal place of business of each Reporting Person is as follows: 80 Strand, London WC2R 0RL, England.

(c) Attached as Schedule A is the name, principal occupation and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule A is incorporated and made a part of this Statement.

(d) and (e) During the last five years, no Reporting Person or any person on Schedule A hereto or referred to below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person identified in this Item 2 is attached as Schedule B. Schedule B is incorporated and made part of this Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the Merger Agreement, as described in the response to Item 4, Pearson entered into an Irrevocable Undertaking, dated as of November 19, 2011, with SB Asia Investment Fund II, L.P., a Cayman Islands limited partnership (the “Investor Shareholder”) (the “Investor Shareholder Irrevocable

Undertaking”) and an Irrevocable Undertaking, dated as of November 19, 2011, with Talent Leads Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 1”), Eternal Jade Inc., a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 2”), Magic Colors Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 3”), Oriental Light Consulting Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Founder Shareholder 4” and collectively with Founder Shareholder 1, Founder Shareholder 2 and Founder Shareholder 3, the “Founder Shareholders” and each a “Founder Shareholder”), Mr. Yongqi Zhang (“Mr. Zhang”), and Ms. Xiadong Zhang (“Ms. Zhang”, and along with Mr. Zhang, the “Founders” and each, a “Founder”) (the “Founder Irrevocable Undertaking” and along with the Investor Shareholder Irrevocable Undertaking, the “Irrevocable Undertakings” and each, an “Irrevocable Undertaking”) with respect to the 72,949,166 Ordinary Shares collectively held by the Investor Shareholder, the Founder Shareholders, and the Founders (through their control and ownership of the Founder Shareholders), including any Ordinary Shares that are acquired by any of them after November 19, 2011 (collectively, the “Shares”). The Investor Shareholder, Founder Shareholders and Founders are collectively referred to herein as the “Shareholders” and each a “Shareholder.” Pearson has not paid any additional consideration to the Shareholders or the Company in connection with the execution and delivery of the Irrevocable Undertakings.

The information set forth is Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

(a) – (b) On November 19, 2011, Pearson, Merger Sub and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, each Ordinary Share of the Company (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive $2.7515 per Ordinary Share (or $11.006 per ADS) in cash without interest, except for the Ordinary Shares held by the Company as treasury shares which will be cancelled without receiving any consideration, and Merger Sub will be merged with and into the Company. This transaction is referred to herein as the “Merger.”

The Merger Agreement was approved by the Board of Directors of the Company (the “Board”) and the transactions contemplated thereby are subject to the approval of the shareholders of the Company and other customary closing conditions, including, without limitation, the delivery of certain executed documentation to effect changes in the directors, officers and legal representatives of the Company’s subsidiaries in the People’s Republic of China to designees of Pearson.

The Merger Agreement contains certain termination rights. Upon termination of the Merger Agreement under specified circumstances, the Company will be required to pay Pearson a termination fee of $10,290,000.

The foregoing summary of the Merger Agreement and the Merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and the terms of which are incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Pearson entered into the Irrevocable Undertakings with the Shareholders. Pursuant to the Irrevocable Undertakings, the Shareholders agreed, among other things, that at any meeting of the holders of Ordinary Shares (the “Company Shareholders”), however called, at any adjournment thereof, and in connection with any written consent of the Company Shareholders, whether in person or by proxy, (i) to appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum and to ensure that any vote at such meeting be a poll vote; and (ii) to vote (or deliver a written consent in lieu thereof) all of the Shares that the Shareholder is entitled to vote (or deliver a written consent with respect thereto) at the time of any vote or written consent (A) to authorize and approve the Merger Agreement, and approve any resolutions and actions in furtherance thereof as and when such Merger Agreement or such other resolutions and actions are submitted for the consideration and vote of the Company Shareholders, (B) against any other takeover proposal, and (C) against any other action that is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the transactions contemplated by the Merger Agreement. Pursuant to the Irrevocable Undertakings, each Shareholder also (i) agreed, subject to certain exceptions, that it would not, directly or indirectly sell, transfer, pledge, encumber, assign, distribute, gift or otherwise dispose of any Shares, (ii) granted Pearson an irrevocable proxy with respect to the Shares, to vote the Shares solely with respect to the matters described above, (iii) agreed that it would not, among other things, (A) initiate, solicit, propose, encourage or take any other action intended or which could be reasonably expected to facilitate any proposals, offers or inquiries with respect to the making or completion of a proposal or offer that constitutes, or is reasonable expected to lead to the making or completion of a takeover proposal or (B) enter into any agreement with respect to a takeover proposal.

The voting obligations of the Shareholders contained in the Irrevocable Undertakings terminate upon the earliest to occur of (i) the effectiveness of the Merger and (ii) the termination of the Merger Agreement by either or both of Pearson and the Company in accordance with its terms.

The foregoing description of the terms and conditions of the Irrevocable Undertakings does not purport to be complete and is qualified in its entirety by reference to the full text of the Irrevocable Undertakings. A copy of the Irrevocable Undertaking between Pearson and the Investor Shareholder is filed herewith as Exhibit 3 and a copy of the Irrevocable Undertaking among Pearson, the Founder Shareholders and the Founders is filed herewith as Exhibit 4, and such Irrevocable Undertakings are incorporated herein by reference. None of the Reporting Persons takes any responsibility for any filings made by the Company or the completeness or accuracy of any information contained therein.

The purpose of the transactions contemplated by the Irrevocable Undertakings is to support the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) Upon the consummation of the Merger, the board of directors of the Company shall be Thomas Wharton, Phillip Hoffman and Jamie Menapace each to serve until replaced by Pearson at its discretion.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(g) At the effective time of the Merger, the Memorandum and Articles of Association of Merger Sub as in effect immediately prior to the effective time of the Merger will be the Memorandum and Articles of Association of the Company, until thereafter changed or amended as provided therein or by applicable law.

(h) – (i) The Reporting Persons anticipate that the ADSs will be delisted from the Nasdaq Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of the Irrevocable Undertakings, each of the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 72,949,166 Ordinary Shares representing approximately 69.6% of the outstanding Ordinary Shares of the Company (based on 104,824,751 Ordinary Shares, the number of Ordinary Shares outstanding as of November 19, 2011 as represented by the Company in the Merger Agreement). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission for any of the Reporting Persons that such Reporting Person is the beneficial owner of any Ordinary Shares for the purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the knowledge of each of the Reporting Persons, none of the directors or executive officers of the Reporting Persons, is the beneficial owner of any Ordinary Shares.

(c) Except for the execution and delivery of the Merger Agreement and the Irrevocable Undertakings, none of the Reporting Persons, and to the knowledge of each of the Reporting Persons, none of the directors or executive officers of the Reporting Persons, has effected any transaction in the Ordinary Shares in the last 60 days.

(d) None of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by the Shareholders and reported by this statement, and to the knowledge of the Reporting Persons, each Shareholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by such Shareholder and reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the responses to Item 3, Item 4 and Item 5, which are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description of Document

Exhibit 1	Joint Filing Agreement, dated as of November 29, 2011, among Pearson plc, Pearson Education Holdings Limited and Longman Group (Overseas Holdings) Limited.

Exhibit 2	Agreement and Plan of Merger, dated as of November 19, 2011, among Global Education & Technology Group Limited, Pearson plc and Genius Merger Sub (incorporated by reference to Exhibit No. 99.2 to the Issuer’s Report of Foreign Issuer on Form 6-K filed on November 21, 2011).

Exhibit 3	Irrevocable Undertaking, dated as of November 19, 2011, among Pearson plc and the shareholders listed therein (incorporated by reference to Exhibit No. 99.3 to the Issuer’s Report of Foreign Issuer on Form 6-K filed on November 21, 2011).

Exhibit 4	Irrevocable Undertaking, dated as of November 19, 2011, among Pearson plc and the shareholders listed therein (incorporated by reference to Exhibit No. 99.4 to the Issuer’s Report of Foreign Issuer on Form 6-K filed on November 21, 2011).

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2011

PEARSON PLC

By:	/s/ Robin Freestone
Name: Robin Freestone
Title: Chief Financial Officer

PEARSON EDUCATION HOLDINGS LIMITED

By:	/s/ Victoria Lockie
Name: Victoria Lockie
Title: Director

LONGMAN GROUP (OVERSEAS HOLDINGS) LIMITED

By:	/s/ Victoria Lockie
Name: Victoria Lockie
Title: Director

Schedule A

Pearson plc

Name	Position	Principal Occupation/Business Address
Glen Moreno	Chairman	Chairman/Pearson plc, 80 Strand, London WC2R 0RL, England
Marjorie Scardino	Chief Executive	Director/Pearson plc, 80 Strand, London WC2R 0RL, England
Philip Hoffman	Company Secretary	Executive Vice President/Pearson Inc., 1330 Avenue of the Americas, 7th Floor, New York, NY 10019
Stephen Jones	Deputy Secretary	Deputy Secretary/Pearson plc, 80 Strand, London WC2R 0RL, England
John Makinson	Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
Patrick Cescau	Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
Robin Freestone	Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
Rona Fairhead	Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
Susan Fuhrman	Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
William Ethridge	Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
Kenneth Hydon	Non Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
Joshua Lewis	Non Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England
Thomas Arculus	Non Executive Director	Director/Pearson plc, 80 Strand, London, WC2R 0RL, England

Pearson Education Holdings Limited

Name	Position	Principal Occupation/Business Address
John Fallon	Director	Chief Executive, International Education/Pearson Education, 80 Strand, London WC2R 0RL, England
John Knight	Director	CFO International Education/Pearson Education, 80 Strand, London WC2R 0RL, England
Victoria Lockie	Director/Company Secretary	Legal Services Director/Pearson Education Holdings Limited, 80 Strand, London WC2R 0RL, England

Longman Group (Overseas Holdings) Limited

Name	Position	Principal Occupation/Business Address
John Fallon	Director	Chief Executive, International Education/Pearson Education, 80 Strand, London WC2R 0RL, England
John Knight	Director	CFO International Education/Pearson Education, 80 Strand, London WC2R 0RL, England
Victoria Lockie	Director/Company Secretary	Legal Services Director/Pearson Education Holdings Limited, 80 Strand, London WC2R 0RL, England

Schedule B

Name	Citizenship
Glen Moreno	United States
Marjorie Scardino	United States
Philip Hoffman	United States
Stephen Jones	British
John Makinson	British
Patrick Cescau	France
Robin Freestone	British
Rona Fairhead	British
Susan Fuhrman	United States
William Ethridge	United States
Kenneth Hydon	British
Joshua Lewis	United States
Thomas Arculus	British
John Fallon	British
John Knight	British
Victoria Lockie	British

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of November 29, 2011, among Pearson plc, Pearson Education Holdings Limited and Longman Group (Overseas Holdings) Limited.

Exhibit 2	Agreement and Plan of Merger, dated as of November 19, 2011, among Global Education & Technology Group Limited, Pearson plc and Genius Merger Sub (incorporated by reference to Exhibit No. 99.2 to the Issuer’s Report of Foreign Issuer on Form 6-K filed on November 21, 2011).

Exhibit 3	Irrevocable Undertaking, dated as of November 19, 2011, among Pearson plc and the shareholders listed therein (incorporated by reference to Exhibit No. 99.3 to the Issuer’s Report of Foreign Issuer on Form 6-K filed on November 21, 2011).

Exhibit 4	Irrevocable Undertaking, dated as of November 19, 2011, among Pearson plc and the shareholders listed therein (incorporated by reference to Exhibit No. 99.4 to the Issuer’s Report of Foreign Issuer on Form 6-K filed on November 21, 2011).